Exhibit 99.A

Third Quarter Highlights

•                  HMG investment written down by $24.1 million

•                  Debt reduced — down $46.4 million compared to Q3/02

•                  Broadcast Group advertising revenues up 39% compared to Q3/02; up 48% year to date

•                  Exceptional Christmas theatrical release slate increases Q3 expenses but signals strong Q4 box office

•                  CSI continues to be the #1 rated series in America

•                  Two Alliance Atlantis-produced and distributed films, Bowling for Columbine and Prisoner of Paradise, receive Academy Award® nominations

•                  Anthony Griffiths appointed lead director

•                  Revenue $298.9 million as compared to $297.4 in Q3/02

•                  EBITDA* (including Developing Channel losses) $48.0 as compared to $52.8 million in Q3/02

TORONTO, CANADA — February 28, 2003 — Alliance Atlantis Communications Inc. today announced financial and operating results for the third fiscal quarter ended December 31, 2002.

As previously announced on February 7th, these results also reflect the Company’s decision, subsequent to the third fiscal quarter, to write down its investment in Headline Media Group from $27.3 million to $3.2 million. Net losses for the period were $11.0 million — compared to $20.8 million in earnings in the same period last year. Diluted earnings per share were ($0.26) based on a weighted average 42.8 million shares outstanding compared to $0.48 based on a weighted average 43.1 million shares outstanding in the prior year’s period.

Operating earnings, which exclude investment gains and losses, foreign exchange gains and losses, unusual items and income taxes were $20.0 million — compared to operating earnings of $25.2 million in the prior year’s quarter.  Net operating earnings of $12.8 million in the current year’s quarter, representing operating earnings net of $7.2 million of taxes, decreased by $9.3 million compared to the $22.1 million recorded in the prior year’s period. On a per share diluted basis, net operating earnings were $0.30 compared to $0.51 in the prior year’s period.

“Alliance Atlantis’s operating performance in the third quarter was consistent with our expectations and included remarkable growth in the advertising revenues of the Broadcast Group,” said Michael MacMillan, Chairman and Chief Executive Officer. “In addition, an outstanding Christmas theatrical release slate which included the Oscar nominated films Lord of the Rings: The Two Towers, Chicago, Gangs of New York, Far From Heaven and About Schmidt as well as Confessions of a Dangerous

 Mind, while resulting in significant expensed promotion and advertising costs in accordance with SOP 00-2 accounting rules, and therefore a reduction in earnings in Q3, will trigger strong results in the final quarter of this fiscal year,” he said. “In fact, Alliance Atlantis had a remarkable 42% of Canadian box office in January 2003,” added MacMillan.

“Each of our three core Operating Groups — Broadcast, Motion Picture Distribution and Entertainment — contributed in a meaningful way to the measured progress that we are reporting today.”

 “In the Broadcast Group, strong ratings and an outstanding performance by our sales team caused advertising revenues to rise sharply by 39% — an increase of 48% in the year-to-date period,” Mr. MacMillan said. “Our English language Operating Channels experienced a 32% growth in viewership in the course of the quarter and three of our seven digital channels were ranked in the top ten (viewers aged 25 to 54), with Showcase Action at the top of the list and BBC Canada coming in second.”

“During the third quarter, the Entertainment Group continued to pursue its strategy of fewer hours of production,” said Mr. MacMillan. “It delivered nine episodes of CSI and nine episodes of CSI:Miami,” he added. “And subsequent to the quarter, we’re proud to report that Bowling for Columbine, produced and sold worldwide by the Entertainment Group, went on to become one of the highest grossing feature documentaries in history with $18 million in North American box office to date as well as an Oscar nomination for Best Feature Documentary and numerous other awards.”

Viewership for the original CSI: Crime Scene Investigation, the most watched series on U.S. television now averages more than 27 million viewers per episode (approximately 3 million more on average than any other regularly scheduled series on television).

Three Months Ended December 31, 2002

In the third quarter, consolidated revenue was $298.9 million versus $297.4 million in the same period a year ago.  This revenue is entirely as expected, as the planned reduction of higher cost, lower margin production and associated lower revenues from the Entertainment Group, is offset by higher advertising revenues from the Broadcast Group.

Consolidated direct operating profit for the quarter was $83.7 million — up slightly from $82.4 million in the same quarter last year despite lower margins in the Motion Picture Distribution Group resulting from a late Christmas release slate.

Consolidated EBITDA (excluding Developing Channels operating losses) for the third quarter was $52.9 million — down from $58.2 million in the same quarter last year. Consolidated EBITDA (including Developing Channels operating losses) was $48.0 million in the current year’s quarter — down from $52.8 million after absorbing $4.9 million of Developing Channels operating losses during the quarter.

During the third quarter, the Company recorded an investment loss associated with the write-down of our investment in Headline Media Group compared to no investment gains or losses recorded in the prior year’s quarter.

Broadcast Group

In the third quarter, revenue from the Company’s Operating Channels increased by 26% over the third quarter last year, from $35.5 million to $44.8 million, driven primarily by a 48% increase in advertising revenue compared to the previous year’s period. On a “same store” basis, advertising revenues increased 39%.

Revenue from the Company’s Developing Channels was $4.3 million compared to $2.0 million in the prior year’s quarter.

Direct operating profit for the Operating Channels increased by 27% to $28.7 million compared to $22.6 million in the prior year’s quarter, maintaining a very healthy 64.1% direct operating margin. Direct operating profit for Developing Channels was $1.9 million this quarter compared to $0.1 million in the same quarter last year.

EBITDA for Operating Channels was $20.3 million compared to $16.6 million in the prior year’s period, up 22%. As expected, Developing Channels, which now include only the Company’s seven digital channels, posted an EBITDA loss of $4.9 million, compared to a corresponding $5.4 million loss in the third quarter of last year.

Motion Picture Distribution Group

For the Motion Picture Distribution Group, results in the third quarter were defined by the release of its outstanding Christmas slate of films, many of which went on to garner 44 Academy Award® nominations and other awards, which we expect will deliver strong results in the final quarter of this year.

The Group also continued to benefit from exceptionally strong follow-on video/DVD demand from a slate that included Austin Powers in Goldmember, Lord of the Rings: The Fellowship of the Ring in addition to Crossroads in the UK.

Revenue for the third quarter was $106.2 million — up 5% compared to the prior year’s period.

Direct operating profit for the current year’s quarter was $15.5 million — down 18% compared to the same period last year.

The Motion Picture Distribution Group contributed $10.6 million to consolidated EBITDA in the third quarter — down 27% from the prior year’s period.

Canadian theatrical releases during the quarter included Séraphin, The Lord of the Rings: The Two Towers, as well as the critically acclaimed Bowling for Columbine, which has grossed over $4.1 million at the Canadian box office.

Video/DVD titles released domestically during the third quarter included the Company’s previous theatrical releases Austin Powers in Goldmember — starring Mike Myers, and The Lord of the Rings: The Fellowship of the Ring — Elijah Wood and Ian McKellen.

Momentum Pictures in the U.K. released theatrically My Little Eye, and had strong performance from the video/DVD release of Crossroads — starring Britney Spears and 51st State — starring Samuel L. Jackson.

During the quarter, the Motion Picture Distribution Group renewed its output agreements with New Line Cinema and Universal Focus and expects to begin negotiating the terms of renewals with Miramax Films and Artisan Entertainment during the next year. The current multi-picture output deal with Miramax is expected to expire during fiscal 2004 and the Artisan Entertainment deal will expire in April 2004.

Entertainment Group

Revenue for the Entertainment Group in the third quarter was $143.3 million compared to $156.9 million recorded in the third quarter last year.  This reduction in revenue is related to Alliance Atlantis’ previously articulated strategy to reduce the production of higher cost, lower margin prime time television hours, limit the number and size of in-house motion picture productions, reduce the amount of capital invested in both of these activities and implement cost reductions.  The revenue decline is directly related to the delivery of fewer hours and the profitability increase is due to the production and delivery of higher margin projects.

As a result of this strategy, the Entertainment Group’s direct operating profit was $37.3 million — down slightly from $38.7 million compared to the same period last year.  Direct operating margins were up from 25% in the prior year third quarter to 26% this current quarter.

EBITDA for the Entertainment Group was $31.5 million — compared to $32.0 million in the prior year’s period expanding the EBITDA margin to 22%.  This improved EBITDA margin reflects, in part, the cost reductions put in place in January, 2002.

The Company continues to leverage the CSI franchise in the U.S. and internationally.  Viewership for the original CSI: Crime Scene Investigation, the most watched series on U.S. television now averages more than 27 million viewers per episode (approximately 3 million more on average than any other regularly scheduled series on television). CSI is now licensed internationally in more than 165 markets, and is seeing strong ratings outside of North America.  Meanwhile, the spin-off series CSI: Miami continues to dominate its Monday night timeslot. In the absence of Monday Night Football, viewership of CSI: Miami continues to increase and it remains the number one new series on U.S. television.

Other

The Company is pleased to report that during the quarter Anthony F. Griffiths, a director of Alliance Atlantis and one of its predecessors Atlantis, was appointed lead director of the Company’s board. Anthony Griffiths is a Toronto-based business consultant with more than 40 years experience in business. Mr. Griffiths has served as President and CEO of Jonlab Investments in Toronto, Chairman and CEO of Canadian Cablesystems Limited and President and CEO of Mitel Corporation. He currently holds directorships on the boards of Fairfax Financial Holdings Limited, ShawCor Ltd., Vitran Corporation, Leitch Technology Corp., IMI International Medical Innovations Inc., the Hub Group and Russel Metals. “We’re very pleased to benefit from Mr. Griffiths’ years of experience,” said Michael MacMillan. “We think this appointment reflects good corporate governance for the company.”

(As reported on February 28, 2003)

This report and attachments contain forward-looking statements that involve a number of risks and uncertainties. Among the important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are market and general economic conditions and the risk factors detailed from time to time in the Company’s periodic reports and registration statements filed with the Canadian securities regulatory authorities and the US Securities and Exchange Commission.

Please refer to the attached Unaudited Consolidated Financial Statements, Notes and Supplemental Information.

*EBITDA, operating earnings and net operating earnings are not measures recognized under Canadian or United States GAAP.  The Company has defined EBITDA, calculated using figures determined in accordance with Canadian GAAP, as earnings (loss) before undernoted which are earnings before interest, income taxes, amortization, minority interest, equity losses in affiliates, investment gains and losses, foreign exchange gains and losses and unusual items.  Operating earnings has been defined as earnings (loss) from operations before undernoted which are net earnings before investment gains and losses, foreign exchange gains and losses, unusual items and income taxes.  Net operating earnings is defined as operating earnings, net of an applicable portion of income tax.  While many in the financial community consider EBITDA, operating earnings and net operating earnings to be important measures of operating performance, they should be considered in addition to, but not as a substitute for, earnings (loss) before undernoted, earnings (loss) from operations before undernoted, net earnings, cash flow and other measures of financial performance prepared in accordance with Canadian GAAP which are presented in the attached Unaudited Consolidated Financial Statements.  In addition, our calculation of EBITDA, operating earnings and net operating earnings may be different than the calculation used by other companies and therefore comparability may be affected.  A reconciliation of EBITDA, operating earnings and net operating earnings to net earnings, is included in the Company’s Interim Management Discussion and Analysis of Financial Condition and Results of Operations for the three months and nine months ended December 31st , 2002 and 2001.

Shareholder and Investor Information

Stock Exchange Listings: Toronto Stock Exchange — AAC.A, AAC.B NASDAQ — AACB	E-mail Inquiries: investor@allianceatlantis.com

Investor’s Line: (416) 966-7272	Internet website: www.allianceatlantis.com

Webcast of Call:
A live audio internet webcast of Alliance Atlantis Communications’ quarterly earnings conference call with analysts took place on November 25, 2002 at 11:00 a.m. ET. The call is archived and available for replay at www.allianceatlantis.com/corporate/inv_relations/aa.asp.

Transfer Agent: Computershare Trust Company of Canada 100 University Avenue 11th Floor Toronto, Ontario M5J 2Y1

Investor Contact: Rita Middleton Senior Vice President, Corporate Finance Tel: (416) 967-1174